Cumberland Resources Ltd

Listed on the Toronto Stock Exchange:CBD

#906 - 595 Howe Street

Vancouver, BC V6C 2T5

Phone:     604 608-2557

Fax:       604 608-2559

Website:  www.cumberlandresources.com

Email:      cumberland@telus.net

News Release 02-18

November 6, 2002

MEADOWBANK GOLD PROJECT:

VAULT DEPOSIT FINAL DRILL RESULTS

CUMBERLAND RESOURCES LTD. (CBD-TSX) (the "Company") is pleased to report final results from definition drilling of the Vault open pit deposit at the Company's 100% owned Meadowbank gold project, located 70 km north of Baker Lake, Nunavut.  The results of the definition drilling, combined with enhanced geotechnical studies initiated to assess pit slope designs, indicate that the Vault deposit may support a larger, more robust pit design than originally anticipated.

The Company completed 50 drill holes at Vault during the 2002 Phase 2 field program.  This initiative was designed to improve definition of the near surface portion of the Vault deposit in preparation for the recently initiated feasibility study. The program has returned excellent results which are in line with, and in many cases exceeding, expectations.

As part of the feasibility study at Meadowbank, resource analysis has now commenced to quantify the additional resources outlined during the 2002 field program.  A total of 16,000 m of diamond drilling was completed in 139 drill holes from the Connector Zone, Vault deposit, North Portage deposit and the new PDF deposit in 2002. The results from this years drilling will be added to the 436 drill holes completed prior to 2002 and evaluated over the next several months. New resource estimates for Meadowbank are planned for completion in the first quarter of 2003.

Meadowbank is host to the third largest gold resource in Canada with five closely spaced, near surface, gold deposits totaling:

Meadowbank Project Resources (MRDI Canada, 2001)

Measured and Indicated 7,775,000 t grading 5.79 g/t Inferred 10,937,000 t grading 4.44 g/t Total	1,447,300 oz. gold 1,561,200 oz. gold 3,008,000 oz. gold

Economic studies completed in January 2002 (Preliminary assessment by consulting engineers MRDI Canada - see News Release NR02-02), using a production rate of 246,000 oz. per year, generated estimated total cash costs of $US168/oz. gold over a mine life of 8.3 years with 85% of production from open pit designs.  The 2002 field program was designed to delineate and expand resources to meet an extended mine life. In mid-October of 2002 the Company announced the commencement of final feasibility studies on the Meadowbank Project (see News Release NR02-16).

Cumberland is well financed with approximately $12 million in working capital and is positioning itself to become North America's next mid-tier level gold producer by advancing the Meadowbank Project to production.

Cumberland Resources holds interests in two of the largest undeveloped gold projects in Canada: Meadowbank (100%) and Meliadine West (22% carried).

For further information, please contact Mr. Kerry Curtis, Interim President and CEO, Senior Vice President.

CUMBERLAND RESOURCES LTD.

__________________________________

"Kerry M. Curtis, B.Sc., P.Geo."

Interim President and CEO

R. Brian Alexander, P.Geol.  is the Project Manager and designated Q.P. for the Meadowbank Project.  Mr. Alexander has managed the project since 1997 and supervises drill hole planning, implementation and quality control/quality assurance programs.  Drill core analysis is performed on split core with standard fire assay procedures and AA finish.  QA/QC programs employ random insertion of four internal standards, field duplicates and blank samples. Gravimetric analysis is performed on any sample yielding greater than 1 g/t gold in fire assay. Primary assaying is performed by IPL Laboratories, of Vancouver. ASL Chemex Labs of Vancouver provides external reference assaying.

Cautionary Note: The preliminary assessment is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment includes approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast.  In compliance with National Instrument 43-101, the Company has issued a Technical Report which is available at www.sedar.com for review.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States Companies. The terms ``Resource(s)'' does not equate to ``reserves'' and normally may not be included in documents filed with the Securities and Exchange Commission. ``Resources'' are sometimes referred to as ``mineralization'' or ``mineral deposits''.

Certain statements in this News Release constitute "forward-looking statements" within the meaning of the Private Securities Litigation's Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements

Vault 2002 Pit Definition Drilling

HOLE	LOCATION		FROM (m)	TO (m)	INTERVAL (m)	GRADE Au (g/t)
*VLT02-59	4350N	4950W	22.67	29.20	6.53	2.97
*VLT02-60	4425N	4950W	27.88	37.05	9.17	2.63
*VLT02-61	4460N	4850W	65.36	73.55	8.19	3.17
*VLT02-62	4500N	4831W	67.95	79.10	11.15	3.45
*VLT02-63	4500N	4732W	94.63	101.81	7.18	2.99
*VLT02-64	4540N	4850W	59.35	69.90	10.55	14.07
	incl		59.35	60.35	1.00	104.10
*VLT02-65	4540N	4800W	76.58	82.22	5.64	3.59
*VLT02-66	4540N	4735W	94.53	101.02	6.49	4.74
*VLT02-67	4575N	4870W	52.48	66.10	13.62	3.22
*VLT02-68	4575N	4786W	80.0	90.9	10.90	4.35
*VLT02-69	4460N	4950W	27.78	37.31	9.53	4.02
*VLT02-70	4460N	4900W	49.78	54.28	4.50	4.09
*VLT02-71	4500N	4968W	19.60	28.87	9.27	4.48
*VLT02-72	4500N	4924W	42.13	48.00	5.87	2.39
*VLT02-73	4540N	4950W	28.29	40.47	12.18	2.79
*VLT02-74	4540N	4900W	44.18	55.94	11.76	3.86
*VLT02-75	4575N	4950W	26.42	27.48	1.06	6.15
*VLT02-76	4625N	4950W	18.40	30.28	11.88	4.06
*VLT02-77	4625N	4900W	39.70	43.51	3.81	3.03
*VLT02-78	4625N	4850W	33.10	34.57	1.47	11.30
	and		62.20	70.24	8.04	3.06
*VLT02-79	4625N	4800W	43.65	50.00	6.35	3.87
	and		72.92	84.78	11.86	5.38
*VLT02-80	4625N	4750W	57.80	60.00	2.20	25.66
	incl		58.40	58.75	0.35	115.00
	and		75.83	77.94	2.11	2.16
	and		83.13	85.56	2.43	4.15
	and		90.02	98.95	8.83	7.35
VLT02-81	4675N	4790W	46.06	58.07	12.01	2.20
	and		65.42	67.83	2.41	2.68
	and		70.79	84.67	13.88	3.11
	incl		70.79	73.91	3.12	5.54
VLT02-82	4675N	4865W	39.91	47.76	7.85	2.13
	and		55.79	59.66	3.87	2.52
VLT02-83	4740N	4970W	7.63	10.51	2.88	2.57
VLT02-84	4740N	4910W	24.34	27.88	3.54	6.13
	and		33.95	40.00	6.05	2.00
*VLT02-85	4740N	4850W	34.55	47.38	12.83	11.57
	incl		39.45	40.82	1.37	79.81
	and		53.57	60.82	7.25	2.11
	and		63.60	66.76	2.96	3.38
VLT02-86	4740N	4790W	54.02	60.95	6.93	2.87
	incl		56.89	60.95	4.06	4.06
	and		64.12	66.52	2.40	2.23
	and		71.45	79.01	6.56	2.61
	incl		75.48	79.01	3.53	3.60

Vault 2002 Pit Definition Drilling

HOLE	LOCATION		FROM (m)	TO (m)	INTERVAL (m)	GRADE Au (g/t)
VLT02-87	4800N	4970W	11.63	19.75	8.12	1.31
VLT02-88	4800N	4880W	19.92	25.92	6.00	1.52
	and		30.46	40.18	9.72	2.11
	incl		31.59	33.35	1.76	4.70
	and		43.00	46.40	3.40	2.09
VLT02-89	4860N	4970W	10.30	12.00	1.70	1.18
VLT02-90	4860N	4925W	13.96	16.35	2.39	2.63
	and		25.72	32.58	6.86	2.68
	incl		26.37	28.75	2.38	4.27
VLT02-91	4860N	4880W	10.00	15.24	5.24	3.12
	and		36.00	37.95	1.95	3.15
	and		43.20	47.80	4.60	4.32
	and		51.95	57.00	5.05	3.37
VLT02-92	4150N	4926W		NSV
VLT02-93	4250N	4959W	21.53	23.40	1.87	1.66
VLT02-94	4150N	4750W	88.62	92.21	3.59	1.76
VLT02-95	4300N	4975W	21.02	22.37	1.35	1.84
VLT02-96	4300N	4925W	32.76	36.76	4.00	1.53
VLT02-97	4388N	4975W	19.30	22.58	3.28	4.31
	incl		20.07	22.58	2.51	5.24
VLT02-98	4388N	4925W	34.65	39.82	5.17	4.07
	incl		37.69	39.82	2.13	8.29
VLT02-99	4425N	4777W	83.93	89.29	5.36	2.06
	incl		85.55	89.29	3.74	2.67
VLT02-100B	4740N	4670W	130.45	136.78	6.33	3.96
VLT02-101	4740N	4610W	116.70	119.78	3.08	4.58
	and		124.16	125.30	1.14	10.90
	and		148.83	162.33	13.50	3.87
	incl		149.55	151.55	2.00	9.01
VLT02-105	4492N	4950W	25.48	36.66	11.18	2.89
	incl		28.72	36.66	7.94	3.66
VLT02-106	4600N	4815W	65.62	86.08	20.46	2.23
	incl		69.28	83.05	13.77	2.73
VLT02-107	4650N	4900W	32.73	52.10	19.37	2.22
	incl		39.17	41.18	2.01	7.33
VLT02-108	4555N	4922W	34.31	49.65	15.34	2.95
	incl		38.95	40.80	1.85	6.03
	incl		46.70	48.91	2.21	7.71

     *previously released